Exhibit (a)(1)(J)

Subject: Exchange Program is closed

Dear JDSU Employee:

This notice is to inform you that the JDSU Option Exchange (the “Exchange Program”) deadline of November 5, 2010 (11:59 p.m., Pacific Time) has passed and the Exchange Program is now closed.

If you participated in the Exchange Program and elected to tender one or more of your eligible grants, you should have received an Exchange Program election confirmation email. If you did not participate in the Exchange Program or did not tender an available option, you maintain your original awards subject to their original terms.

At this time, you cannot change your election and the last properly submitted election that we received from you before the deadline is considered your sole valid election.

If your participation in the Exchange Program resulted in an equity award, your new Award Notice and Grant Agreement will be available for your review and acceptance shortly. Please read the Award Notice and Grant Agreement carefully when it is available to insure that you understand all of its terms.

If your participation in the Exchange Program resulted in a cash payment, that payment will be made (subject to your standard tax withholdings and without interest) promptly after the cancellation of your surrendered options. Questions about the Exchange Program process, or requests for assistance or additional copies of any offering materials should be made by email to HRDirect.

Key legal disclosure

You should carefully read the information located on the Exchange Program website. You are encouraged to consult with your own outside tax, financial and legal advisors before you make any decisions regarding participating in the Exchange Program. Participating in the Exchange Program involves risks that will be discussed in the materials you will be provided. No one from JDSU or any other entity associated with JDSU is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

This email message, including any attachment(s), is for the sole use of the intended recipient(s) and may contain confidential information. Any unauthorized review, use, disclosure or distribution is strictly prohibited. If you are not the intended recipient, please immediately contact the sender by email.